# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LONDIAN WASON NEW ENERGY TECH INC., CIK 0002006960
CUSIP: 54179A109
Title of class of securities: Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: T1-7A, 1 Shenzhen Bay Plaza No. 2233, South Keyuan Road, Nanshan District, Shenzhen, China (F4), 518054
Date of event which requires filing of this statement: 08/11/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001947998

## Reporting persons
- SK INC.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 67,193,167; shared voting power 0; sole dispositive power 67,193,167; shared dispositive power 0; aggregate amount beneficially owned 67,193,167 (17.1% of the class)
  Comment: Golden Pearl EV Solutions Limited, a company incorporated in Hong Kong, is a wholly owned subsidiary of SK Inc. Golden Pearl EV Solutions Limited directly holds the 67,193,167 Ordinary Shares reported in this Schedule 13G.
- GOLDEN PEARL EV SOLUTIONS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 67,193,167; shared voting power 0; sole dispositive power 67,193,167; shared dispositive power 0; aggregate amount beneficially owned 67,193,167 (17.1% of the class)
  Comment: Golden Pearl EV Solutions Limited, a company incorporated in Hong Kong, is a wholly owned subsidiary of SK Inc. Golden Pearl EV Solutions Limited directly holds the 67,193,167 Ordinary Shares reported in this Schedule 13G.

## Item 1. Issuer
Name of issuer: LONDIAN WASON NEW ENERGY TECH INC.
Address of issuer's principal executive offices: T1-7A, 1 Shenzhen Bay Plaza, No. 2233 South Keyuan Road, Nanshan District, Shenzhen, PRC or China, 518054

## Item 2. Person Filing
Name of person filing: This statement is filed jointly by SK Inc. and Golden Pearl EV Solutions Limited. Golden Pearl EV Solutions Limited is a wholly owned subsidiary of SK Inc.
Address of principal business office or, if none, residence:
The principal business address of SK Inc. is 26, Jong-ro, Jongno-gu, Seoul, Republic of Korea, 03188.

The principal business address of Golden Pearl EV Solutions Limited is Units 507-508, 5/F China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong.
Citizenship:
SK Inc. is organized under the laws of the Republic of Korea.

Golden Pearl EV Solutions Limited is organized under the laws of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 67,193,167 Ordinary Shares
Percent of class: 17.1, calculated based on 394,006,470 Ordinary Shares outstanding immediately after the offering.
Sole power to vote or to direct the vote: 67,193,167
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 67,193,167
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Applicable with respect to SK Inc.. Golden Pearl EV Solutions Limited, a company incorporated in Hong Kong, is a wholly owned subsidiary of SK Inc.

Not applicable with respect to Golden Pearl EV Solutions Limited. Golden Pearl EV Solutions Limited directly holds the Ordinary Shares reported in this Schedule 13G.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT 99.1 JOINT FILING AGREEMENT

## Signatures
- SK INC.: /s/ Byung Don Kwon, Byung Don Kwon/Vice President of Finance (09/10/2026)
- GOLDEN PEARL EV SOLUTIONS LIMITED: /s/ Hyundai Kim, Hyundai Kim/Director (09/10/2026)